Exhibit 99.1

UBIC, Inc. Reports Unaudited Fiscal Year Third Quarter 2015 Financial Results

TOKYO, February 10, 2015 — UBIC, Inc. (NASDAQ: UBIC; TSE: 2158) (“UBIC” or “the Company”), a leading provider of Asian-language eDiscovery solutions and services, today announced its unaudited financial results for the fiscal third quarter ended December 31, 2014 (the “third quarter 2015”). All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

Third Quarter 2015 Financial Highlights

•                  Net sales increased by 41.5% year over year to JPY1,561.7 million (US$13.0 million).

•                  Gross profit increased by 27.8% year over year to JPY694.6 million (US$5.8 million).

•                  Net sales from eDiscovery solutions increased by 41.5% year over year to JPY1,486.6 million (US$12.4 million).

“UBIC continued to deliver robust revenue growth for the third consecutive quarter, demonstrating the strong synergy with our recently acquired U.S. subsidiary, TechLaw Solutions, Inc. (“TechLaw”), and the strong potential of our new portfolio of innovative solutions,” stated UBIC’s Chairman and Chief Executive Officer Masahiro Morimoto. “Our top-line results continued to perform well in fiscal 2015, with net sales increasing by 41.5% year over year to 1.6 billion yen in the third quarter 2015.

“August 2014 marked a significant milestone for UBIC, with our acquisition of TechLaw, a long-established e-discovery firm with effective sales channels to major corporations, law firms and government agencies in the United States. Our integration with TechLaw has since progressed smoothly and the synergy of our organizations is undeniable. By bringing TechLaw under our roof, we combine their 30 years of experience and deep relationships in the U.S. legal industry with our state-of-the-art technology and track record in Asia. This strategic investment has already paid dividends in terms of pipeline expansion in the U.S., both with brand new customers and TechLaw’s legacy accounts.

“The recent quarter also witnessed the increasing adoption and validation of several of our new products. Our ‘Lit i View EMAIL AUDITOR’, which can help prevent corporate fraud and theft of intellectual property, has already gained traction with several major Japanese manufactures. Lit i View XAMINER, our AI-enabled digital forensic tool which can identify relevant documents among vast amounts of electronic data, continues to please its growing customer base as it simplifies what has traditionally been an arduous and costly task for human reviewers. The increasing popularity of our products and our growing portfolio of patents reflect the growing ascension of our artificial intelligence-powered technology platform. Looking ahead, armed with strong partners and superior technology, UBIC is well positioned to expand both regionally into new markets and horizontally into additional industries.”

Third Quarter 2015 Financial Results

SALES: Net sales for the third quarter of 2015 increased by 41.5% to JPY1,561.7 million (US$13.0 million) from JPY1,103.4 million in the prior year period. This increase was primarily due to new cases including a large review project in the United States as well as large-scale cartel investigations continuing from the first half of this fiscal year.

GROSS PROFIT: For the third quarter of 2015, gross profit increased by 27.8% to JPY694.6 million (US$5.8 million) from JPY543.6 million in the prior year period, primarily driven by the increase in net sales. Gross margin was 44.5% in the third quarter 2015 compared with 49.3% in the prior year period.

OPERATING EXPENSES AND INCOME: Total operating expenses for the third quarter of 2015 increased by 12.6% to JPY694.7 million (US$5.8 million) from JPY616.9 million in the prior year period. Operating loss was JPY0.1 million (less than US$1,000.00) compared to JPY73.3 million in the prior year period.

NET INCOME: Net income for the third quarter of 2015 increased to JPY9.3 million (US$0.1 million) from a loss of JPY43.0 million in the prior year period. The increase was primarily due to the increase in net sales and foreign exchange gain of JPY121.3 million (US$1.0 million) resulting from the appreciation of the dollar relative to the yen, which also resulted in an increase in the corporate tax expense due to the higher foreign exchange gain realized in the period.

EARNINGS PER SHARE: Net income per ordinary share (basic) for the third quarter of 2015 increased to JPY0.26 (US$0.00) from a net loss of JPY12.51 in the prior year period.

As of December 31, 2014, the Company had a total of 35,411,360 ordinary shares outstanding, or the equivalent of 17,705,680 ADSs. Every two shares of the Company’s common stock represented one ADS.

BALANCE SHEET: As of December 31, 2014, the Company’s cash and deposits were JPY2,095.3 million (US$17.5 million).

Financial Outlook

For the fiscal year ending March 31, 2015, the Company maintains its previous projected sales guidance to be approximately JPY6,000 million (US$50.1 million), representing year-over-year growth of approximately 43.8%; and net income to be approximately JPY570 million (US$4.8 million). These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY 119.85 to US$1.00, the noon buying rate in effect on December 31, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its proprietary AI-based software program, “VIRTUAL DATA SCIENTIST” or VDS. Developed by UBIC based on knowledge acquired through its litigation support services, the VDS program incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying VDS to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding® technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

UBIC, Inc. (North America)

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC